SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2004

                     China Petroleum & Chemical Corporation
                             A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                           People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
         Form 20-F ___X___            Form 40-F _____

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
         Yes ____                     No  ___X___

         (If "Yes" is marked, indicate below the file number assigned to registrant inconnection with Rule 12g3-2(b): 82-__________. )
         N/A

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This Form 6-K consists of:
         An announcement of resolutions passed at the annual general meeting for the year 2003 made on May 18, 2004, in English of China Petroleum & Chemical Corporation (the "Registrant").

                                   SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under signed, thereunto duly authorized.

                                        China Petroleum & Chemical Corporation

                                                               By: /s/ Chen Ge
                                                                  ------------
                                                                 Name: Chen Ge
                                    Title: Secretary to the Board of Directors


Date: May 18, 2004


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                               [GRAPHIC OMITTED]
                    CHINA PETROLEUM & CHEMICAL CORPORATION
 (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (Stock Code: 0386)

                Announcement of Resolutions Passed at the Annual
                       General Meeting for the Year 2003

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Sinopec Corp. and all members of its board of the directors warrant that there are no material omissions from, or misrepresentations or misleading statements contained in, this announcement, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.
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The Annual General Meeting for the year 2003 (the "AGM") of China Petroleum &
Chemical Corporation ("Sinopec Corp.") was held in the International Convention Centre at Continental Grand Hotel at No. 8 Beichen East Road, Chaoyang District, Beijing, PRC on 18th May 2004 at 9:00 a.m. 11 shareholders and authorized proxies holding an aggregate of 75,056,803,498 shares carrying voting rights of Sinopec Corp., representing 86.57% of the total voting shares of Sinopec Corp., (there are in total 86,702,439,000 shares with voting rights in issue), were present at the AGM. This shareholding proportion was in compliance with the requirements of the Company Law of the People's Republic of China and the provisions of the Articles of Association of Sinopec Corp. The AGM was chaired by Mr. Zhang Jiaren, director of Sinopec Corp. After consideration by the shareholders and authorized proxies and through voting by way of a poll and on a named basis, the following resolutions were passed at the AGM:

The Ordinary Resolutions:

1. The report of the Board of Directors of Sinopec Corp. for the year ended 31 December 2003 was approved.

      Votes in favour of the resolution: 74,957,719,845 shares; and votes against the resolution: 65,671,853 shares, representing 99.91246% and 0.08754% respectively of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.

2. The report of the Supervisory Committee of Sinopec Corp. for the year ended 31 December 2003 was approved.

      Votes in favour of the resolution: 75,022,521,998 shares; and votes against the resolution: 261,500 shares, representing 99.99965% and 0.00035% respectively of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.

3. The audited accounts and audited consolidated accounts of Sinopec Corp. for the year ended 31 December 2003 were approved.

      Votes in favour of the resolution: 75,022,560,198 shares; and votes against the resolution: 867,000 shares, representing 99.99884% and 0.00116% respectively of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.

4. The profit appropriation plan and the final dividend for the year ended 31 December 2003 were approved.

      According to the consolidated accounts of Sinopec Corp. for the year 2003 prepared in accordance with the PRC Accounting Rules and Regulations and International Financial Reporting Standards, the audited net profits were RMB19.011 billion and RMB21.593 billion respectively. In accordance with the provisions of the Articles of Association of Sinopec Corp., profits after tax available for allocation shall be the lower of the profits after tax as determined in accordance with the PRC Accounting Rules and Regulations and International Financial Reporting Standards. Accordingly, having taken into account the allocation of 10% of the net profits to the statutory surplus reserve and the statutory public welfare fund, respectively, the bringing forward of unallocated profits from the previous financial year, and deducting the distribution in 2003 final dividends for the year 2002 and the interim dividend in 2003, there remains a sum of RMB19.732 billion available for allocation which will be carried forward to the year 2004. On the basis of the total number of issued shares of 86,702,439,000 as at the end of year 2003, and in accordance with the resolution passed in the 7th meeting of the Second Session of the Board of the Directors of Sinopec Corp., the cash dividend distributable per share for the year is proposed to be RMB0.09 (including tax). The total amount of cash dividend for the year amounts to RMB7.803 billion. After the deduction of the interim cash dividend distributed in the amount of RMB0.03 per share, or RMB 2.601 billion in aggregate, the final cash dividend proposed for allocation after the date of the Balance Sheet in 2003 is RMB0.06 per share, being RMB 5.202 billion in aggregate. The surplus reserve will not be converted to increase share capital this year. The final dividend will be paid on or before 28th June 2004 (Monday) to all the shareholders registered in the shareholders' register of Sinopec Corp. as at Friday, 4th June 2004.

      Votes in favour of the resolution: 75,055,469,698 shares; and votes against the resolution: 1,333,800 shares, representing 99.99822% and 0.00178% respectively of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.

5. The re-appointments of KPMG Huazhen and KPMG as the PRC and international auditors, respectively, of Sinopec Corp. for the year 2004 were approved and the Board of Directors was authorised to fix their remuneration.

      Votes in favour of the resolution: 74,891,930,198 shares and votes against the resolution: 1,986,500 shares, representing 99.99735% and 0.00265% respectively of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.

6. Mr. Gao Jian was elected as a director of the Second Session of the Board of Directors of Sinopec Corp.

      Due to the resignation of Mr. Liu Kegu as a director of Sinopec Corp., the shareholder of Sinopec Corp. holding 10.12% of its total share capital, The State Development Bank, nominated Mr. Gao Jian as a candidate on 29th April 2004 in accordance with the provisions of the Articles of Association of Sinopec Corp. as a supplementary agenda for consideration at the AGM. The independent directors of Sinopec Corp. have given independent opinions and consented to the nomination of candidates for election as a director at the 8th meeting of the Second Session of the Board of Directors.

      Votes in favour of the resolution: 67,275,629,873 shares and votes against the resolution: zero share, representing 100% and 0% respectively of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.

The special resolution:

1. Regarding the proposal to authorise the Board of Directors to allot and issue new foreign shares listed overseas.

      Votes in favour of the resolution: 72,106,452,195 shares and votes against the resolution: 2,945,702,903 shares, representing 96.07513% and 3.92487% respectively of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.

2. Regarding the proposal to amend Articles of Association and its schedules.

      Votes in favour of the resolution: 74,789,640,898 shares and votes against the resolution: 157,280,300 shares, representing 99.79014% and 0.20986% respectively of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.

      According to the requirements of the Listing Rules of the Hong Kong Stock Exchange, KPMG was appointed as the scrutineer in respect of votings at the AGM. Mr. He Fei, PRC lawyer from Haiwen & Partners, attended the AGM and issued a legal opinion that the convening of the AGM, the procedures for the holding of the AGM, the eligibility of the persons who attended the AGM and the procedures for voting at the AGM are in compliance with the relevant laws and regulations and the Articles of Association of Sinopec Corp., and the resolutions passed at the AGM are lawful and valid.

      According to the requirements of the Listing Rules of the Shanghai Stock Exchange, the trading of A shares of Sinopec Corp. on Shanghai Stock Exchange was suspended from 9:30 am on 18th May 2004 and will resume from
      9.30 am on 19th May 2004.

                                                         By Order of the Board
                                                                       Chen Ge
                                           Secretary to the Board of Directors

Beijing, the PRC, 18th May 2004

Note: The taking of the poll results was scrutinised by KPMG, Certified Public Accountants, whose work was limited to the conduct of certain procedures requested by Sinpec Corp. in accordance with the provisions of the listing Rules to confirm that the poll results summary prepared by Sinopec Corp. were identical with the results shown in the poll forms collected and provided by Sinopec Corp. to KPMG. The work performed by KPMG in this respect did not constitute either an audit or a review made in accordance with Hong Kong auditing standards nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

As at the date of this announcement, the executive directors of the Company are: Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei; the independent directors are:
Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director is: Mr Cao Yaofeng.